Exhibit 107

Calculation of Filing Fee Table

SC 13E3

(Form Type)

Pixie Dust Technologies Inc..

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Share	Maximum Aggregate Offering Price(1)(2)	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial effective date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Fees to Be Paid	Equity		-	-	-	$1,200,000	0.00015310	$183.72
Fees Previously Paid	-	-	-	-	-	-		-
Carry Forward Securities
Carry Forward Securities	-	-	-	-		-			-	-	-	-
	Total Offering Amounts					$1,200,000	0.00015310	$183.72
	Total Fees Previously Paid							$0
	Total Fee Offsets							$0
	Net Fee Due							$183.72